EX-99B(j)(A)

Consent of Independent Registered Public Accounting Firm

The Board of Trustees of Wells Fargo Variable Trust:

We consent to the use of our reports for the Wells Fargo Advantage VT Asset Allocation Fund, C&B Large Cap Value Fund, Discovery Fund, Equity Income Fund, International Core Fund, Large Company Core Fund, Large Company Growth Fund, Money Market Fund, Opportunity Fund, Small/Mid Cap Value Fund (formerly named the Multi Cap Value Fund), Small Cap Growth Fund, and Total Return Bond Fund, twelve Funds of Wells Fargo Variable Trust, dated February 20, 2006, incorporated herein by reference, and to the references to our firm under the headings “Financial Highlights” in the prospectuses and “Independent Registered Public Accounting Firm” in the statement of additional information.

/s/ KPMG LLP

Philadelphia, Pennsylvania

April 30, 2006